FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2005

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date April 27, 2005

"Barbara O’Neill"

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

          NEWS FOR RELEASE: April 26, 2005

NEWS RELEASE 05-09

For Further Information Contact:

Jean Pierre Jutras at 1-403-269-6753

Web:  www.tylerresources.com

Tyler Resources Announces First Closing of Private Placement

Tyler Resources Inc. (TSXV:TYS) is pleased to announce that it has completed the first tranche of its previously announced non-brokered private placement.  The first tranche of the placement raised $5,022,250 through the issuance of 4,017,800 Units.   792,800 of the Units were issued to directors, officers and control persons of the Corporation. Finders fees in the gross amount of $52,750 are payable on the placement to arm’s length individuals for this tranche.  All of the securities issued under the private placement are subject to a four month hold period.  The closing is subject to final approval of the TSX Venture Exchange.

AS previously announced, proceeds of the financing will be used to fund continued exploration activities for the coming 12 months at its Bahuerachi project located in Chihuahua State, Mexico.

"Jean Pierre Jutras"

Jean Pierre Jutras

President/COO/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

          NEWS FOR RELEASE: April 27, 2005

NEWS RELEASE 05-12

For Further Information Contact:

Jean Pierre Jutras at 1-403-269-6753

Web:  www.tylerresources.com

Tyler Resources Announces Further Expansion of Private Placement

Tyler Resources Inc. (TSXV:TYS) is pleased to announce that the maximum offering under its previously announced non-brokered private placement has been further increased from 7,000,000 Units to a maximum of 7,964,000 Units in order to allow the participation of one additional arm’s length placee.  The Units are being issued at $1.25 per Unit with each Unit consisting of one common share of the Corporation (a “Common Share”) and one common share purchase warrant (a “Warrant”).  Each whole Warrant entitles the holder thereof to acquire, subject to adjustment, one Common Share at a price of $1.75 per share on or before 4:30 p.m. (Calgary time) on the earlier of the date that is  (i) 2 years from the date of issuance of the Warrant; and (ii) thirty (30) days from the date that the Corporation issues an Early Exercise Notice which shall be issuable at any time from and after six months from the Closing Date, after the trading price of the Common Shares on the Exchange has exceeded $2.50 for a period of thirty (30) consecutive trading  days.  A finders fee of 4% cash may be payable on a small portion of the private placement.

The Units will be offered by way of private placement exemption in certain provinces of Canada, and in the United States on a private placement basis pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.  The offered securities will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold within the United States or to, or for the account or benefit of, a "U.S. person", as such term is defined in Regulation S promulgated under the U.S. Securities Act, except in certain transactions exempt from the registration requirements of the U.S. Securities Act.  This news release shall not constitute an offer to sell or an offer to buy the securities in any jurisdiction.

All securities issued will be subject to a four month hold period and the Offering remains subject to regulatory and Exchange approval.  Approximately 1,000,000 Units will be purchased by insiders of the Company.

Proceeds of the financing will be used to fund continued exploration activities for the coming 12 months at its Bahuerachi project located in Chihuahua State, Mexico.

“Jean Pierre Jutras”

Jean Pierre Jutras

President/COO/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans”, “anticipates” and similar expressions, are forward-looking information that represents management of Tyler’s internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Tyler. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Tyler’s actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Tyler’s filings with the Canadian securities authorities. Accordingly, holders of Tyler shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Tyler disclaims any responsibility to update these forward-looking statements.